SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

DivX, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

255413 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). R. Jordan Greenhall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,274,910(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,274,910(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,910(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN IN
(1)	All shares are held in the Albion Family Trust, of which the Reporting Person is trustee.

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by R. Jordan Greenhall. Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

7055 Chapala Canyon Ct.

San Diego, CA 92129

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,274,910 shares, all held in the Albion Family Trust, of which the Reporting Person is trustee.

(b)	Percent of Class:

6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

2,274,910

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	2,274,910

(v)	Shared power to dispose or to direct the disposition of:

0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008

R. JORDAN GREENHALL

By:	/s/ R. Jordan Greenhall
R. Jordan Greenhall